

December 18, 2014

Via E-mail
Cheniere Energy, Inc.
Michael Wortley
Chief Financial Officer
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re: Cheniere Energy, Inc.**
> **Amendment No. 1 to Definitive Proxy Statement on Schedule 14A**
> **Filed July 25, 2014**
> **File No. 001-16383**

Dear Mr. Wortley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Compensation Discussion and Analysis, page 21

Components of our Executive Compensation, page 27

Annual Cash Bonus, page 28

1. Please provide further details regarding the specifics of each operational and performance goal, such that it is clear whether the observed outcomes satisfied each such goal. Please also clarify how each goal was considered or weighted in determining the total amount of each named executive officer's 2013 annual cash bonus, as well as how the total amount of funding for the Annual Cash Bonus pool was determined. Please also include this information in future filings, as appropriate and material.

<u>Long-Term Incentive Award, page 29</u>

2. Please disclose the goals and actual outcomes for each of the Company performance measures listed on page 29 in connection with the LTI awards granted in 2013, as well as how the total number of shares of restricted stock in the long-term incentive award pool was determined. Please also include this information in future filings, as appropriate and material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Liz Walsh, Staff Attorney at (202) 551-3696 with any questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director